Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department Country/City Code 8862 Tel: 2656-8096 IR@gigamedia.com.tw

GigaMedia Announces Fourth-Quarter and Full Year 2022 Financial Results

TAIPEI, Taiwan, March 31, 2023 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the fourth quarter and full year of 2022.

Highlights for Year Ended December 31, 2022

For 2022, GigaMedia reported revenues of $5.6 million, with a gross profit of $3.3 million, an operating loss of $3.0 million and the net loss of $3.1 million.

"In spite of all the difficulties, GigaMeida delivered an improving result for 2022," said GigaMedia CEO James Huang. 2022 was indeed very challenging for entertainment business, with all the rising cost of living and the eroded consumer confidence. "But we managed to enhance our productivity with a leaner organization structure," continued CEO James Huang.

Notwithstanding a slower season in the fourth quarter, we closed 2022 with a smaller net loss of $3.1 million from $3.4 million in the prior year. While we generated slightly higher revenues than last year, the gross margin rate increased considerably from 52.9% to 58.2%. Furthermore, even under the current inflationary environment, the operating expenditures were trimmed down from $6.9 million to $6.3 million.

Meanwhile, we continued searching opportunities of mergers and acquisitions. Certain projects have been reviewed and examined, but we would not rush into making any reckless decision. "We believe patience, a virtue too often undervalued, is very important in making a strategic investment successful," stated GigaMedia CEO James Huang.

Fourth Quarter and Full Year Overview

•
Consolidated 4Q revenues decreased by 30.0% quarter-on-quarter mainly due to seasonality, and by 12.3% year-over-year. Nevertheless, full year revenues increased slightly by 1.7% to $5.6 million from $5.5 million in 2021.
•
Loss from operations for 4Q was $0.7 million, almost the same if compared to the third quarter in 2022, as we managed to reduce the operating costs and expenses. Full year operating loss was $3.0 million, representing a reduction of loss by $1.0 million from approximately $4.0 million in 2021.
•
The net asset value was approximately $4.40 per share as of the end of 2022.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Full Year 2022

GIGAMEDIA FY22 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	FY22	FY21	Change (%)
Revenues	5,585	5,492	1.7%
Gross Profit	3,250	2,908	11.8%
Loss from Operations	(3,020)	(3,974)	NM
Net Loss Attributable to GigaMedia	(3,058)	(3,425)	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.28)	(0.31)	NM
EBITDA (A)	(3,743)	(3,656)	NM
Cash, Cash Equivalents and Restricted Cash	39,107	41,762	-6.4%

NM= Not Meaningful

(A)
EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). (See, "Use of Non-GAAP Measures," for more details.)

•
Consolidated revenues for the year ended December 31, 2022 was $5.6 million, slightly increased from $5.5 million in the prior year. The increase was mainly due to our efforts in promoting a licensed game Tales Runner, we operate in Hong Kong.
•
Consolidated loss from operations for 2022 was $3.0 million, compared to a loss of $4.0 million in the last year. The decrease of loss was mainly due to improved cost structure and more streamlined operations.
•
Consolidated net loss for 2022 was $3.1 million, slightly decreased from $3.4 million in the prior year. Loss per share for 2022 was $0.28 per share, compared to $0.31 last year.
•
Cash, cash equivalents and restricted cash at the year end of 2022 amounted to $39.1 million.

For the Fourth Quarter

GIGAMEDIA 4Q22 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	4Q22	3Q22	Change (%)	4Q22	4Q21	Change (%)
Revenues	1,102	1,575	-30.0%	1,102	1,257	-12.3%
Gross Profit	626	949	-34.0%	626	607	3.1%
Loss from Operations	(675)	(674)	NM	(675)	(1,152)	NM
Net Income (Loss) Attributable to GigaMedia	40	(869)	NM	40	(986)	NM
Net Income (Loss) Per Share Attributable to GigaMedia, Diluted	0.00	(0.08)	NM	0.00	(0.09)	NM
EBITDA (A)	(293)	(1,106)	NM	(293)	(1,005)	NM
Cash, Cash Equivalents and Restricted Cash	39,107	39,556	-1.1%	39,107	41,762	-6.4%

NM= Not Meaningful

(A)
EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). (See, "Use of Non-GAAP Measures," for more details.)

Fourth-Quarter Financial Results

•
Consolidated revenues for the fourth quarter of 2022 decreased by 30.0% quarter-on-quarter from $1.6 million to $1.1 million mainly due to seasonality, and decreased by 12.3% year-over-year mainly as revenues from casual games declined.
•
Consolidated loss from operations of the fourth quarter of 2022 was $0.7 million, same as the loss in the last quarter, and representing a loss decrease from $1.2 million year-over-year.
•
Consolidated net income of the fourth quarter of 2022 was $0.04 million, increased from a net loss of $0.9 million in the last quarter.
•
Cash, cash equivalents and restricted cash at the end of the fourth quarter of 2022 amounted to $39.1 million, slightly decreased from $39.6 million at the end of the prior quarter.

Financial Position

GigaMedia maintained its solid financial position. Cash, cash equivalents and restricted cash amounted to $39.1 million, or approximately $3.54 per share, along with zero bank loan. Our shareholders’ equity was approximately $48.6 million of as of December 31, 2022.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of March 31, 2023. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company’s 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

As the economic outlook for Taiwan and Hong Kong for the next year would be just slightly better at best when worries over inflation and recession would linger, we expect a mild growth for 2023. Nonetheless, we will be seeking ways of replicating our successful offerings to different territories, generations and segments. "We will be pursuing growth and promoting our business in a more cost-effective way, as it is essential to preserve resources and streamline the operations when facing economic uncertainties," said GigaMedia CEO James Huang.

In the meantime, we will continue exploring potential strategic investment and acquisition targets that would enable us to accelerate corporate growth and enhance long-term profitability.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with U.S. GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the Company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Unaudited results

All quarterly and certain annual results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as "non-GAAP," and are presented in U.S. dollars.

Q&A

For Q&A regarding the fourth quarter and full year 2022 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia’s digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional digital entertainment products or services that are appealing to users, our ability to retain existing users and attract new users, and our ability to launch digital entertainment products and services in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2022 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2022	09/30/2022	12/31/2021	12/31/2022	12/31/2021
	unaudited	unaudited	unaudited	unaudited	audited
	USD	USD	USD	USD	USD
Operating revenues
Digital entertainment service revenues	1,101,507	1,574,971	1,257,099	5,585,340	5,492,333
	1,101,507	1,574,971	1,257,099	5,585,340	5,492,333
Operating costs
Cost of Digital entertainment service revenues	475,714	625,992	649,791	2,334,982	2,584,434
	475,714	625,992	649,791	2,334,982	2,584,434
Gross profit	625,793	948,979	607,308	3,250,358	2,907,899
Operating expenses
Product development and engineering expenses	163,043	303,838	363,917	1,110,284	1,448,604
Selling and marketing expenses	406,749	425,498	495,573	1,644,351	1,729,039
General and administrative expenses and others	730,850	892,368	897,473	3,514,508	3,697,791
Other	(245)	820	2,020	1,513	6,755
	1,300,397	1,622,524	1,758,983	6,270,656	6,882,189
Loss from operations	(674,604)	(673,545)	(1,151,675)	(3,020,298)	(3,974,290)
Non-operating income (expense)
Interest income	343,762	245,113	24,951	718,285	251,814
Foreign exchange gain (loss) - net	413,529	(635,103)	41,038	(941,245)	122,515
Gain on disposal of investments	—	—	45,863	—	125,274
Changes in the fair value of an instrument recognized at fair value	(79,446)	170,010	—	101,702	—
Other - net	37,289	24,785	53,605	83,345	49,680
	715,134	(195,195)	165,457	(37,913)	549,283
Income (loss) from continuing operations before income taxes	40,530	(868,740)	(986,218)	(3,058,211)	(3,425,007)
Income tax expense	(263)	—	—	(263)	—
Net (loss) income attributable to shareholders of GigaMedia	40,267	(868,740)	(986,218)	(3,058,474)	(3,425,007)
Earnings (loss) per share attributable to GigaMedia
Basic:
Earnings (loss) from continuing operations	0.00	(0.08)	(0.09)	(0.28)	(0.31)
Diluted:
Earnings (loss) from continuing operations	0.00	(0.08)	(0.09)	(0.28)	(0.31)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	12/31/2022	09/30/2022	12/31/2021
	unaudited	unaudited	audited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	38,794,467	39,243,562	41,455,445
Marketable securities-current	8,132,000	8,132,000	—
Accounts receivable - net	199,109	193,988	264,890
Prepaid expenses	60,059	479,308	400,954
Restricted cash	312,823	312,737	306,411
Other receivables	374,025	397,454	473
Other current assets	135,624	142,483	154,344
Total current assets	48,008,107	48,901,532	42,582,517

Marketable securities - noncurrent	2,190,000	2,190,000	10,322,000
Property, plant & equipment - net	102,729	69,648	87,806
Intangible assets - net	19,421	4,313	11,746
Prepaid licensing and royalty fees	176,530	214,820	35,017
Other assets	1,640,443	1,638,755	2,479,237
Total assets	52,137,230	53,019,068	55,518,323

Liabilities and equity
Accounts payable	52,660	39,304	118,343
Accrued compensation	186,984	327,625	236,316
Accrued expenses	964,203	1,269,049	1,199,039
Unearned revenue	817,446	864,491	880,203
Other current liabilities	616,151	785,621	782,630
Total current liabilities	2,637,444	3,286,090	3,216,531
Other liabilities	893,174	857,277	1,450,487
Total liabilities	3,530,618	4,143,367	4,667,018
Total equity	48,606,612	48,875,701	50,851,305
Total liabilities and equity	52,137,230	53,019,068	55,518,323

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2022	9/30/2022	12/31/2021	12/31/2022	12/31/2021
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	40,267	(868,740)	(986,218)	(3,058,474)	(3,425,007)
Depreciation	6,998	5,681	3,889	23,915	11,647
Amortization	2,803	2,055	2,254	9,222	8,758
Interest income	(343,762)	(245,113)	(24,951)	(718,285)	(251,814)
Interest expense	—	—	—	—	265
Income tax expense	263	—	—	263	—
EBITDA	(293,431)	(1,106,117)	(1,005,026)	(3,743,359)	(3,656,151)